Exhibit 12

ROCKWELL COLLINS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
YEAR ENDED SEPTEMBER 30, 2014
(in millions, except ratio)

	2014	2013 (2)	2012 (2)	2011 (2)	2010 (2)
Earnings available for fixed charges:
Income from continuing operations before income taxes	$882	$865	$832	$824	$757
Add / (Deduct):
Earnings from equity affiliates, net of distributions	14	(3)	(8)	—	—
Gain on sale of equity affiliate	—	—	—	(3)	—
	896	862	824	821	757
Add fixed charges included in earnings:
Interest expense	59	28	27	19	20
Interest element of rentals	22	23	24	24	20
Total earnings available for fixed charges	$977	$913	$875	$864	$797
Fixed charges:
Fixed charges included in earnings	$81	$51	$51	$43	$40
Capitalized interest	—	—	—	—	—
Total fixed charges	$81	$51	$51	$43	$40
Ratio of earnings to fixed charges (1)	12	18	17	20	20

(1)  In computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes, adjusted for income or loss attributable to minority interests in subsidiaries, undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest. Fixed charges are defined as interest on borrowings (whether expensed or capitalized) and that portion of rental expense applicable to interest. Our ratio of earnings to combined fixed charges and preferred stock dividends for the period above are the same as our ratio of earnings to fixed charges because we had no shares of preferred stock outstanding for the period presented and currently have no shares of preferred stock outstanding.

(2) Certain prior period information has been reclassified to conform to the current year presentation and to reflect the results of discontinued operations.